

05037089

SECURITII
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2005
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8-8 22273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL INSTITUTIONAL SERVICES, INC.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

750 North St. Paul, Suite 2200
_____
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim R. Hall   (214) 720-0055
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





Capital Institutional Services, Inc.

Statement of Financial Condition
December 31, 2004
With Report of Independent Auditors



PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Board of Directors and Shareholders of
  Capital Institutional Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Capital Institutional Services, Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2005

Capital Institutional Services, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	98,902
Short-term investments		28,105,710
Investments		2,260,778
Receivables from brokers and dealers		3,376,627
Deferred research costs, net		2,954,280
New York Stock Exchange membership, at cost (market value of $1,050,000 at December 31, 2004)		770,000
Furniture and equipment, at cost, less accumulated depreciation of $3,767,086 at December 31, 2004		2,613,296
Other assets		1,559,836
Total assets	$	41,739,429

Liabilities and Shareholders' Equity

Liabilities:

Accounts payable and accrued liabilities	$	5,159,794
Accrued commissions and bonuses		2,099,722
Accrued research services		12,479,883
Accrued income taxes		53,813
Total liabilities		19,793,212

Commitments and contingencies

Shareholders' equity:

Common stock, $.01 par value, 10,000,000 shares authorized, 21,052 shares issued and 20,842 shares outstanding	211
Additional paid-in capital	29,525
Treasury stock shares at cost (210 shares)	(786,250)
Retained earnings	22,702,731
Total shareholders' equity	21,946,217
Total liabilities and shareholders' equity	$ 41,739,429

The accompanying notes are an integral part of this financial statement.

Capital Institutional Services, Inc.
Notes to Financial Statement
December 31, 2004

1. **Nature of Operations and Summary of Significant Accounting Policies**

   Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt and equity transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of offices in Dallas, Texas, and New York, New York.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

   Research Purchasing Power
   The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

   The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Purchasing Power. It is understood by the Money Managers and the Company that Research Purchasing Power is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. Accordingly, management does not consider Research Purchasing Power to be a financial instrument. The accumulated Research Purchasing Power of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers.

   Amounts relating to Money Managers with a positive Research Purchasing Power balance are reflected in the accompanying statements of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Purchasing Power balance are reflected in the accompanying statements of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

   The reserve for uncollectible negative Research Purchasing Power balances is determined using a method which approximates net realizable value.

   Securities Transactions
   Securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Capital Institutional Services, Inc.
Notes to Financial Statement
December 31, 2004

Fair Value of Financial Instruments
The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3).

Exchange Memberships
Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Furniture and Equipment
Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Proprietary Accounts of Introducing Brokers
Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

2.   **Short-Term Investments**

Short-term investments consist primarily of money market funds which are highly liquid instruments readily convertible into known amounts of cash.

3.   **Investments**

The cost and estimated market values of investment securities at December 31, 2004, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury notes	$ 2,043,900	$ -	$ (7,977)	$ 2,035,923
Equity securities	243,600	1,415	(20,160)	224,855
Total	$ 2,287,500	$ 1,415	$ (28,137)	$ 2,260,778

4. Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2004:

	Estimated Useful Life	2004
Automobile	5 years	$ 101,900
Furniture and fixtures	7 years	2,238,302
Computer equipment	5 years	2,855,784
Computer software	5 years	1,184,396
		6,380,382
Less - Accumulated depreciation		(3,767,086)
Total		$ 2,613,296

5. Customer Protection – Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

Included in the receivable from brokers and dealers is $1,550,064 of customers' cash held at the clearing broker. This amount relates to commission recapture and is offset by $1,550,064 recorded in accounts payable and accrued liabilities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

6. Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2004, the Company had net capital as defined by Rule 15c3-1 of $12,918,884 which was $12,668,884 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes. Such distributions totalled $7,318,400 in 2004.

In January 2005, the Company made cash distributions of $355,666 to shareholders.

8. Commitments

The Company leases its office facilities under operating leases with expiration dates through 2011. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2004, are as follows:

Year Ending December 31,		Amount
2005	$	800,070
2006		782,090
2007		711,388
2008		595,854
2009		248,401
2010 and thereafter		380,108
Total	$	3,517,911

In September 2003, the Company vacated office space in London, England, and sublet it at a lower rate. At December 31, 2004, the amount accrued was $300,805. This amount represents the present value of future rent payments less the sub lease rent received.

Future minimum sub-lease receipts at December 31, 2004 are as follows:

Year Ending December 31,		Amount
2005	$	113,234
2006		117,165
2007		128,960
2008		128,960
2009		128,960
2010 and thereafter		225,681
Total	$	842,960

9. Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. Substantially all of the Company's employees are eligible to become participants in the plan after

six months of service and attaining age 21. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution.

In 2004, the Company established a Deferred Compensation Plan ("the Plan") for eligible management employees to defer a portion of their compensation and bonus compensation. The Plan is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the Plan are classified as investments with the related liability to deferred compensation.

At December 31, 2004, the Company had no obligation to provide other post-retirement benefits to current or former employees.

10.   Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The establishment of short positions exposes the Company to off-balance-sheet market risks in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.